December 10, 2019
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010

Attention:	Mitchell Austin

Re:	Sprout Social, Inc. Registration Statement on Form S-1 Filed October 25, 2019 Registration No. 333-234316
Dear Mr. Austin:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on December 12, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Sprout Social, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Christopher Lueking of Latham & Watkins LLP, counsel to the Company, at (312) 876-7680 or in his absence, Cathy Birkeland at (312) 876-7681, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Sprout Social, Inc.

By:	/s/ Justyn Howard
Justyn Howard
President and Chief Executive Officer

cc:	Christopher Lueking, Esq. Cathy Birkeland, Esq.

[Signature Page to Sprout Social, Inc. Acceleration Request]